832988

P.E. 2/7/02

02013873

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Special Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities and Exchange Act of 1934

For the date of February 7, 2002

SIGNET GROUP plc

(Translation of registrant's name into English)

Zenith House
The Hyde
London NW9 6EW
England

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F X Form 40-F ___

Embargoed until 12.30 p.m. (GMT) **7 February 2002**

SIGNET REPORTS STRONG LIKE FOR LIKE SALES IN FOURTH QUARTER

Signet Group plc (LSE: SIG and Nasdaq NMS: SIGY), the world's largest speciality retail jeweller announces its sales performance for the fourth quarter and year ended 2 February 2002.

14 WEEKS TO 2 FEBRUARY 2002

Total Group sales in the 14 week period were £678.4 million, an increase of 13.4% compared to the 13 week period to 27 January 2001. Group like for like sales increased by 6.1% and were unaffected by the extra week. The breakdown was as follows:

	Sales		Change on Last Year	
	£m	% of Total	Total	Like for Like
US	480.8	70.9	+13.5% (a)	+4.6%
UK	197.6	29.1	+13.3% (b)	+9.7% (c)
GROUP	678.4	100.0	+13.4% (d)	+6.1%

(a) At constant exchange rates US total sales increased by 12.6%; the additional week contributed 4.1%.
(b) The additional week contributed 3.8%.
(c) H.Samuel like for like +7.2%, Ernest Jones like for like +14.2%.
(d) At constant exchange rates Group total sales increased by 12.8%; the additional week contributed 4.0%.

53 WEEKS TO 2 FEBRUARY 2002

Total Group sales in the 53 week period to 2 February 2002 were £1,576.9 million, an increase of 13.7% compared to the 52 week period to 27 January 2001. Group like for like sales increased by 3.1%. The breakdown was as follows:

	Sales		Change on Last Year	
	£m	% of Total	Total	Like for Like
US	1,125.9	71.4	+15.1% (e)	+0.6% (f)
UK	451.0	28.6	+10.2% (g)	+9.4% (h)
GROUP	1,576.9	100.0	+13.7% (i)	+3.1% (f)

(e) At constant exchange rates US total sales increased by 11.2%; the additional week contributed 1.7%.
(f) Marks & Morgan, acquired on 31 July 2000, is included in the like for like comparisons from 31 July 2001.
(g) The additional week contributed 1.6%.
(h) H.Samuel like for like +6.4%, Ernest Jones like for like +14.6%.
(i) At constant exchange rates Group total sales increased by 11.0%; the additional week contributed 1.8%.

Terry Burman, Group Chief Executive, commented "We are very pleased with our strong fourth quarter sales. The US business again outperformed its main competitors and achieved a further increase in market share. The like for like sales increase of 9.7% in the UK was an excellent performance, particularly given the demanding comparatives. In January, the US saw a small increase in like for like sales while the UK continued to perform strongly."

Signet operates 1,631 speciality retail jewellery stores. These include 1,025 stores in the US, where the Group trades as "Kay Jewelers", "Jared – The Galleria Of Jewelry" and under a number of regional names. Signet operates 606 stores in the UK, where the Group trades as "H.Samuel", "Ernest Jones" and "Leslie Davis".

Enquiries:	Terry Burman, Group Chief Executive	+44 (0) 20 7399 9520
	Walker Boyd, Group Finance Director	+44 (0) 20 7399 9520
	Tim Jackson, Company Secretary & Investor Relations Director	+44 (0) 20 7399 9520
	Mike Smith, Brunswick	+44 (0) 20 7404 5959

This release includes certain forward-looking information that is based upon management's beliefs as well as on assumptions made by and data currently available to management. This information, which has been, or in the future may be, included in reliance on the "safe harbour" provisions of the Private Securities Litigation Reform Act of 1995, is subject to a number of risks and uncertainties, including but not limited to the factors identified in the Company's 2001 Annual Report and Form 20-F and other documents filed with the Securities and Exchange Commission. Actual results may differ materially from those anticipated in such forward-looking statements even if experience or future changes make it clear that any projected results expressed or implied therein may not be realised. The Company undertakes no obligation to update or revise any forward-looking statements to reflect subsequent events or circumstances.

The preliminary results for the 53 weeks ended 2 February 2002 are expected to be announced on 10 April 2002 and it is intended that there will be an analysts' presentation at 2.30 p.m. London time (9.30 a.m. New York time) on that day. For all interested parties there will be a simultaneous webcast available at www.signetgroupplc.com and a live conference call. The details for the conference call are:

European dial-in:	+44 (0) 20 8240 8244	Password "Signet"
48 hr Replay:	+44 (0) 20 8288 4459	Access code: 679212
US dial-in:	+1 303 267 1001	Password "Signet"
48 hr Replay:	+1 303 804 1855	Access code: 1525656

SIGNATURE

Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

SIGNET GROUP plc

Dated: February 7, 2002

By: ______________________

Walker Boyd
Group Finance Director